[NRCG Letterhead]

October 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram Sergio Chinos

Re:	NRC Group Holdings Corp.
Registration Statement on Form S-3
Registration No. 333-230738
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of NRC Group Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (Registration No. 333-230738) of the Company be accelerated to 4:00 p.m., Eastern Time, on October 10, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify W. Stuart Ogg of such effectiveness by a telephone call to (650) 687-4125.

Please contact W. Stuart Ogg at Jones Day at (650) 687-4125 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

NRC GROUP HOLDINGS CORP.

By:	/s/ Christian Swinbank
Name:	Christian Swinbank
Title:	Chief Executive Officer and President

cc:	W. Stuart Ogg, Jones Day